Mail Stop 3720

December 6, 2006

Ralph E. Hardy, Esq.
Executive Vice President and General Counsel
National CineMedia, Inc.
9110 E. Nichols Ave., Suite 200
Centennial, Colorado 80112-3405

> **Re:** **National CineMedia, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 22, 2006**
> **File No. 333-137976**

Dear Mr. Hardy:

We have reviewed your amended filing and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. Please include audited financial statements of the registrant, NCM, Inc. Also, disclose the relevant factors that you considered in determining the basis for consolidation of NCM LLC.

Summary, page 1

2. We note your revised disclosure in response to prior comment eight of our November 9, 2006 letter. Please further reduce the length of your summary so that it summarizes only the key aspects of the offering, the related reorganization and the extent of your operations and does not provide very detailed descriptions of your content and facilities and how particular ones work, for example. Also, consider significantly reducing the industry overview, competitive strengths and strategy discussions, which are more appropriate for your business section.

3.   We note your revised disclosure in response to our prior comment nine. Please
         disclose that box office attendance is down in each of 2003, 2004 and 2005.

4.   To the extent that you retain the phrase in the competitive strengths discussion on
         pages four and five, explain here what you mean by "free cash flow." Also please
         remove the term "attractive" before "financial characteristics," or explain by what
         measure or standard you determined that your financial characteristics are
         "attractive" for investors and what "attractive" means. Please make similar
         changes in the business section on page 87.

Risk Factors, page 14

5.   We are considering your response to our prior comment 29 and may have further
         comments. We encourage you to file as exhibits the LLC operating agreement and
         management services agreement as soon as they become available.

Summary Historical and Pro Forma Financial And Operating Data, pages 10-13 and
Unaudited Pro Forma Financial Information, pages 34-41

6.   Refer to Note 4 on page 41. We note that you have reclassified the liability for
         the NCM LLC's unit option plan to equity, as you expect to replace the currently
         outstanding unit options with NCM Inc. stock options. Revise to disclose the
         financial statement impact and the methodology for computing the expense each
         period. Tell us how the replacement of unit options for stock options is directly
         related to the transaction and also whether you have agreements in place for the
         replacement and whether the recapitalization is contingent on the replacement of
         unit options. Please address the guidance in Article 11 of Regulation S-X in your
         response.

7.   Refer to Note 8 on page 41 and the description of the Founding Member Approval
         Rights on pages 6, 7, 68, 69, 117 and 118. We note that you expect to consolidate
         NCM LLC under the provisions of EITF 04-5. Please provide us with a detailed
         analysis of your assessment of whether the rights of the founding members
         overcome the presumption of control by the managing member, NCM Inc. Please
         use the guidance in paragraphs 6-20 of EITF 04-5 in your response.

Management's Discussion and Analysis, page 48

8.   Please expand MD&A to include the amount of changes due to the various
         reasons provided. For example, in your discussion of revenue on page 54, please
         separately quantify the changes in revenue from period to period that result from
         each of the following: higher national advertising CPMs, the increase in founding
         member theatres, the addition of Caremark, the decrease in legacy contracts and
         the increase in CineMeetings. Please revise your discussion of revenues,

operating expenses, circuit share expenses, and net income (loss) for the periods presented accordingly. See Financial Reporting Codification Section 501.04 for guidance.

9.   We note your response to our prior comment 36; quantify, if possible, the expected costs.

Digital Cinema Services Agreement, page 127

10.   We are unable to locate in this section the revised disclosure in response to our prior comment 49; please explain here the nature and purpose of the engagement letter that you currently have with J.P. Morgan.

Financial Statements – National CineMedia, LLC

Note 1 – The Company and Basis of Presentation, page F-7

11.   Refer to response 53 in which you state that you are using joint venture accounting for NCN for GAAP purposes but that NCN was identified as the acquired company. Please tell us in detail how you determined that joint venture accounting was appropriate for NCM LLC. Please tell us how you applied the guidance in FIN 46(r) in determining whether NCM LLC was a variable interest entity. Please also tell us how you applied FAS 141, Paragraph 3(d) of APB 18 and EITF 98-4 in your response. If your analysis supports the use of joint venture accounting, please expand the disclosure in the second paragraph of page F-7 to explain the reasons for using historical cost.   Please also revise Note 1 of the NCN financial statements on page F-34 accordingly, explaining that NCN is a predecessor to NCM LLC and the reasons for your conclusion.

12.   Also, if your analysis supports the use of joint venture accounting for NCM LLC, it appears as though NCM LLC has two joint predecessors, Regal and NCN. Please revise the NCM LLC financial statements to delete the comparative presentation of the Regal predecessor financial statements and provide separate audited financial statements for Regal, as NCM LLC is not directly comparable to Regal due to the joint predecessors, Regal and NCN. Please also expand MD&A to separately quantify changes in revenues and expenses from period to period by comparing NCM LLC to both predecessors, Regal and NCN, separately quantifying changes from period to period for each predecessor.

*   *   *   *   *

Please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via fax: (303) 866-0200*
        W. Dean Salter, Esq.
        Holme, Roberts & Owen, LLP